

September 16, 2010

Mr. Peter Marrone
Chief Executive Officer
Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, ON, M5H 3S5
Canada

> **Re:** **Yamana Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **Response Letter Dated September 2, 2010**
> **File No. 001-31880**

Dear Mr. Marrone:

We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

Exhibit 99.3 – Consolidated Financial Statements

Note 26(a) – Fair Value of Financial Instruments

Normal Gold Sales Contracts and Metal Concentrate Sales Contracts, page 33

1.	We have considered your response to prior comment two and note your proposal to modify the second paragraph under the caption "Normal Gold Sales Contracts and Metal Concentrate Sales Contracts" on page 33 of Exhibit 99.3 to the Form 40-F to include the word 'forward' when describing the price for which metal concentrate sales are based. However, we note the next sentence of this disclosure continues to make reference to monthly adjustments based on spot prices. Please clarify your response accordingly or otherwise advise.

Closing Comments

You may contact James Giugliano at (202) 551-3319, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief